EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	FISCAL YEAR
	2015	2014	2013	2012	2011
EARNINGS
Earnings before noncontrolling interest and income taxes	$928	$1,068	$784	$1,005	$1,019
Plus fixed charges:
Interest expense (1)	103	85	81	73	70
Rent interest factor (2)	15	17	12	15	15
TOTAL FIXED CHARGES	118	102	93	88	85
EARNINGS BEFORE NONCONTROLLING INTEREST, INCOME TAXES AND FIXED CHARGES	$1,046	$1,170	$877	$1,093	$1,104
RATIO OF EARNINGS TO FIXED CHARGES	8.9	11.5	9.4	12.4	13.0

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs but excludes interest on liabilities for uncertain tax positions.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.